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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   FORM 20-F   X       FORM 40-F
                             -----               -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   YES                 NO   X
                       -----              -----

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     On July 1, 2005, Amdocs Limited ("Amdocs") and a wholly owned subsidiary of
Amdocs ("Amdocs Sub") entered into a Share Sale and Purchase Agreement, dated as of July 1, 2005 (the "Agreement"), with DST Systems, Inc. ("DST"), pursuant to which Amdocs Sub acquired on such date all of the capital stock of DST Interactive, Inc. ("DST Interactive") and DST Innovis, Inc. ("DST Innovis"), wholly owned subsidiaries of DST. DST Interactive, DST Innovis and their subsidiaries are referred to collectively as the Innovis Entities.

     Under the Agreement, Amdocs Sub paid a purchase price of approximately $238 million in cash. The purchase price is subject to upward or downward adjustment based upon the working capital of the Innovis Entities.

     As part of the acquisition, the parties have also entered to several ancillary and related agreements designed to ensure a smooth transition of the Innovis Entities from DST to Amdocs, including customary transition service and license agreements. In addition, Amdocs signed a long-term agreement with a subsidiary of DST, pursuant to which the DST subsidiary will continue to support the printing and mailing of bills for the Innovis Entities' customer base. Under the terms of that agreement, the DST subsidiary will be a preferred vendor of billing printing and mailing for projects that combine those services with billing support, and the DST subsidiary is expected to be selected as the provider of these services for additional Amdocs customers in North America.

     The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

     The Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about Amdocs. Such information can be found in the other public filings Amdocs makes with the SEC, which are available without charge at www.sec.gov.

     A copy of the press release announcing the acqusition is furnished as
Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            AMDOCS LIMITED



                                            /s/ Thomas G. O'Brien
                                            -----------------------------------
                                            Thomas G. O'Brien
                                            Treasurer and Secretary
                                            Authorized U.S. Representative


Date: July 5, 2005

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                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION
-----------                ------------
99.1                       Share Sale and Purchase Agreement, dated as of July
                           1, 2005, by and among DST Systems, Inc., Amdocs, Inc.
                           and Amdocs Limited.

99.2                       Amdocs Limited Press Release dated July 5, 2005.